Mail Stop 3561

March 22, 2010

Mr. Clifford L. Neuman
President
Global Casinos Inc.
1507 Pine Street
Boulder, Colorado 80302

> **Re:** **Global Casinos Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 0-15415**

Dear Mr. Neuman:

We have reviewed your response letter dated February 26, 2010 in response to our letter dated January 15, 2010, and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Statements of Stockholders' Equity, page F-6

1. We note your response to previous comment number 3, and reissue the comment. As discussed telephonically with Mr. Huss, pursuant to ASC Topic 505-10, dividends are typically charged to retained earnings rather than additional paid in capital unless legally declared out of additional paid in capital, even if those earnings are insufficient to cover them. Please revise your presentation in future filings or advise us of how your presentation complies with the guidance prescribed in ASC Topic 505-10.

Note 1. Organization and Summary of Significant Accounting Policies,

Goodwill

2. We note your response to previous number four. As discussed telephonically with Mr. Huss, the disclosure should indicate that goodwill is considered impaired

if the implied fair value of goodwill is less than the carrying value of goodwill and is determined through a two-step process as outlined in ASC 350. Please expand your disclosure to describe the two-step process involved in determining whether goodwill impairment exists (i.e. step one - if FV of reporting unit is less than carrying value of reporting unit including goodwill then step two is required, which involves assigning the fair value of the reporting unit to the asset and liabilities of the reporting unit similar to a purchase price allocation). Furthermore, although you indicate the methods used to determine the fair value of goodwill, your current disclosure states that "The fair value of goodwill has been determined from time-to-time using the discounted future cash flow method, the cost and market approach obtained by independent appraisal, or a combination thereof" which implies that impairment is being measured directly using one of the methods described, which is not appropriate. Please revise your disclosure in future filings to incorporate the aforementioned considerations and provide us with your proposed disclosure. We may have further comment upon reviewing your response.

3. We note your response to our prior comment number five. Please clarify for us and revise your notes to the consolidated financial statements to specifically state the level at which the company determines to be its reporting units (e.g. operating subsidiaries). Furthermore, we note that you indicate that the most recent goodwill impairment test for the Doc Holliday Casino reporting unit as of June 30, 2009 resulted in a fair value significantly in excess of carrying value. In this regard, please specifically tell us in your next response the percentage for which the fair value the Doc Holliday reporting unit exceeded its carry value at June 30, 2009.

4. Furthermore, although you performed your most recent impairment analysis on June 30, 2009, we note that based on the recent trading price of your common stock, the net book value of your Company is approximately 22% in excess of its market capitalization and within the Liquidity and Capital Resources of your Form 10-Q for the interim period ended December 31, 2009 you indicate that even though cash flows from Bull Durham have been sufficient to fund operations, cash flows from Doc Holliday have not been sufficient to fund its operations and necessary capital improvements. Furthermore, it appears that although you have implemented operating changes since its acquisition in March 2008, cash flows for Doc Holliday are only near break-even and lastly, as all debt renegotiations still remain in progress, all debt balances are classified as current. In this regard, it appears that an interim goodwill impairment analysis pursuant to ASC Topic 350-20-35-30 may be required in light of the aforementioned negative factors. Tell us whether you have performed an interim impairment analysis as of December 31, 2009 and if so, provide us with the results, including a discussion of any significant changes made to your assumptions, or lack thereof, which would be helpful with providing us the proper context for understanding your impairment analysis. If an updated impairment analysis was not performed,

please explain in detail as to why given the adverse facts and circumstances noted above. We may have further comment upon reviewing your response.

Note 5. Commitments and Contingencies, page F-17

5. We note your response to previous comment #7. In light of the materiality of the amounts and the estimates involved, please expand your disclosure to include the information provided in your response.

Form 10-Q for the quarter ended December 31, 2009

Note 3. Loan Participation Obligations, page 16

6. Reference is made to your disclosure regarding the Loan Document Purchase and Assignment Agreement with the holder of the senior mortgage of the Bull Durham Casino in which the Company obtained all of the rights, title and interest in and to the Note and Loan Agreement. Reference is also made to Loan Participation Agreement whereby the Company assigned to an unaffiliated third party and director in the note for total consideration of $265,000 and a loan participation fee of 53,000 shares of the Company's common stock. Please explain in greater detail the nature and substance of this transaction including how such transaction has been recorded within your financial statements.   Please elaborate on your statement that "The remaining undivided 63.22% interest in the Note owned by the Company continues to be in technical default, but is eliminated on consolidation for accounting purposes." It is unclear to us why such amounts have been eliminated if the Company continues to be in technical default.   Furthermore, pleas explain to us whether the Loan Participation Agreement with the unaffiliated third party and director of the company totaling $265,000 represents a partial refinancing of the loan arrangement and if so, why it appears that the entire loan participation fee (i.e. 53,000 shares of the company's common stock) incurred as part of the loan financing arrangement was expensed in the period the arrangement was consummated. As part of your response, please provide us with the guidance you relied upon in determining your accounting treatment for this transaction. We may have further comment upon receipt of your response.

Note 5. Commitments and Contingencies, page 19
Leases, page 19

7. We note from your disclosure on page 20 that on January 29, 2010 the landlord of the Doc Holliday Casino property agreed to a rent abatement in the total aggregate amount of $40,000 prorated over a six month term I the amount of $6,667 per month beginning in February, 2010 and continuing through July 2010. In this regard, please tell us your accounting treatment for the rent abatement and how your treatment complies with the guidance prescribed in ASC Topic 840-20-

     25-6.

       You may contact Effie Simpson at (202) 551-3346, or Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

       Sincerely,

       Linda Cvrkel
       Branch Chief

Via Fax: Todd Huss, CFO
       (303) 449-1045